EXHIBIT 99.6
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                           VIKING ENERGY ROYALTY TRUST

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY:

         Viking Energy Royalty Trust
         Suite 400, 330 - 5th Avenue S.W.
         Calgary, Alberta T2P OL4

2.       DATE OF MATERIAL CHANGE:

         June 29, 2005

3.       NEWS RELEASE

         A press release disclosing the material change was issued through CCN Matthews prior to markets opening on June 29, 2005.

4.       SUMMARY OF MATERIAL CHANGE:

         On June 29, 2005, Viking Energy Royalty Trust ("Viking") announced that its wholly-owned subsidiary, Viking Holdings Inc. ("VHI"), had entered into an acquisition agreement (the "Agreement") with Krang Energy Inc. ("Krang"), pursuant to which VHI has agreed to make an offer (the "Offer"), either itself or through a direct or indirect, wholly-owned subsidiary, to acquire all of the outstanding Class A convertible voting shares and common shares in the capital of Krang, including any Class A convertible voting shares and common shares issued upon exercise of outstanding stock options and performance warrants or any other rights to acquire such shares (collectively, the "Krang Shares") for $3.35 in cash per share, representing an aggregate cash consideration of $136 million. Upon completion of the acquisition of Krang, Viking will also assume Krang's bank debt and working capital deficiency currently estimated to be approximately $36 million.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         THE OFFER

         On June 29, 2005, Viking announced that VHI had entered into the Agreement with Krang, pursuant to which VHI has agreed to make the Offer, either through itself or through a wholly-owned, direct or indirect subsidiary, to acquire all of the outstanding Krang Shares for $3.35 in cash per share, representing an aggregate cash consideration of $136 million. Upon completion of the acquisition of Krang, Viking will also assume Krang's bank debt and working capital deficiency currently estimated to be approximately $36 million.

         Mailing of the Offer to Krang shareholders, together with a letter from Krang to the Krang shareholders recommending acceptance of the Offer, is expected to occur on July 8, 2005. Krang and VHI have received an order from the securities commissions in the applicable provinces of Canada exempting the acquisition of the Krang Shares by VHI from the requirements of the securities legislation relating to take-over bids. As a result, closing of the acquisition of Krang is expected to occur in late July, 2005.

         ACQUISITION OF KRANG

         Krang is a private oil and natural gas company with current production of 5,000 boe/d comprised of 2,500 boe/d of heavy oil, 14 mmcf/d of natural gas and 200 boe/d of light oil and natural gas liquids. Krang's reserves have been independently evaluated by Gilbert Laustsen Jung Associates Ltd. effective April 30, 2005 with estimates of 9.9 mboe Total Proved and 16.6 mboe Total Proved Plus Probable. Krang's natural gas production is largely in east central Alberta with its heavy oil production focused in north eastern Alberta.

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         THE AGREEMENT

                  CONDITIONS

         The Agreement provides that the Offer is subject to certain conditions including, among other things, that at least 90% of the outstanding Krang Shares (calculated on a fully diluted basis), are tendered and not withdrawn under the Offer.

         The Agreement also contains other material conditions to the Offer that were negotiated between VHI and Krang. VHI is permitted to amend, extend, vary or waive any term or condition of the Offer, provided that VHI may not, without the prior written agreement of Krang, waive or reduce the Minimum Condition to below 90% of the outstanding Krang Shares (on a fully diluted basis), impose additional conditions to the Offer, decrease the consideration to be paid for each Krang Share, change the form of the consideration to be paid to Krang shareholders, or make any other change in the Offer that is materially adverse to the Krang shareholders (and for such purpose an extension of the Offer or waiver of a condition, other than a reduction of the Minimum Condition to below the Minimum Required Shares will not be considered materially adverse).

                  APPROVAL BY THE BOARD OF DIRECTORS OF KRANG

         Krang has approved the Offer and the Agreement and confirmed that the board of directors of Krang has unanimously resolved that the Offer is fair to the Krang shareholders and is in the best interests of Krang and the Krang shareholders and to recommend acceptance of the Offer by Krang shareholders.

                  NO SOLICITATION

         Pursuant to the Agreement, Krang has agreed to immediately cease and cause to be terminated any existing discussions and negotiations with any persons conducted prior to the execution of the Agreement with respect to any Competing Acquisition Proposal. Krang further agreed that it will not release any person from any confidentiality or standstill agreement to which Krang and such person is a party and shall exercise all rights to require the return of information regarding Krang.

         Krang also agreed that after the execution of the Agreement, Krang will not solicit, initiate or encourage a Competing Acquisition Proposal, and shall not participate in any discussions or negotiations with any person regarding a Competing Acquisition Proposal (except as described under the heading "Acceptance of Superior Acquisition Proposal" below) or furnish to any person (other than a person who has made a Superior Acquisition Proposal) any confidential information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) other than in the ordinary course of its operations.

         If Krang receives a Competing Acquisition Proposal, it shall provide written notice thereof to VHI (the "CAP Notice") as soon as possible, but in any event prior to 10:00 a.m. (Calgary time) on the day following receipt thereof. A CAP Notice must identify the person making the Competing Acquisition Proposal (the "Competing Bidder"), summarize the terms and conditions of the Competing Acquisition Proposal, state whether the Competing Acquisition Proposal constitutes a Superior Acquisition Proposal, and provide an undertaking by Krang to provide to VHI a copy of any documents that are subsequently received by Krang from the Competing Bidder. If the Competing Acquisition Proposal was received by Krang in writing, Krang shall attach a copy thereof to the CAP Notice.

                  RIGHT TO MATCH

         If VHI receives a CAP Notice indicating receipt by Krang of a Superior Acquisition Proposal, VHI has the right for two business days after its receipt of the CAP Notice to provide Krang with written notice of its intention to amend the Offer (the "Amendment Notice"). If, within one business day after delivery of the Amendment Notice, VHI amends its Offer to increase the per Krang Share consideration to an amount and form that the Krang Board (acting reasonably and in good faith after consultation with and receipt of the written opinions of its financial advisor and, to the extent applicable, Krang's legal advisors) resolves is equal or superior to the per Krang Share consideration offered by the Superior Acquisition Proposal, then

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         the Krang Board shall not (a) withdraw or modify its prior recommendation that Krang shareholders accept the Offer, as amended;
         (b) take any action to approve or implement the Superior Acquisition Proposal (including entering into any agreement or commitment with respect thereto); or (c) release the Competing Bidder that made the Superior Acquisition Proposal from any existing confidentiality or standstill obligations.

                  ACCEPTANCE OF SUPERIOR ACQUISITION PROPOSAL

         If VHI receives a CAP Notice that indicates Krang's receipt of a Superior Acquisition Proposal and VHI does not provide Krang with an Amendment Notice within the time period provided above or fails to amend its Offer in the manner provided for above or within the time period provided for above, then: (a) Krang may engage in discussions or negotiations with and may furnish confidential information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) to the Competing Bidder that made the Superior Acquisition Proposal; provided that prior to engaging in any such discussions or negotiations or furnishing any such information, Krang and such Competing Bidder enter into a confidentiality and standstill agreement substantially similar in form to the confidentiality and standstill agreement entered into between Krang and VHI; and further provided that Krang provides to VHI, concurrent with its provision to such Competing Bidder, a copy of any confidential information that it provides to the Competing Bidder that it has not previously provided to VHI; (b) Krang may take any action to approve or implement the Superior Acquisition Proposal (including the release of the Competing Bidder from any confidentiality or standstill obligations); and (c) the Krang Board may (notwithstanding any other provision of the Agreement) withdraw or modify any recommendation regarding the Offer.

                  NON-COMPLETION FEE

         Krang has agreed to pay to VHI a fee in an amount equal to $6.5 million (the "Krang Termination Fee") if any of the following occur:

         (a)      the Krang Board:

                  (i) fails to recommend that Krang shareholders accept the Offer, or

                  (ii) withdraws or, in a manner adverse to completion of the Offer, modifies or changes its recommendation that Krang shareholders accept the Offer, prior to the Expiry Time on the Expiry Date,

                  (including, for greater certainty, any failure, withdrawal, modification or change permitted pursuant to the provisions under the heading "Acceptance of Superior Acquisition Proposal" described above), unless such failure, withdrawal, modification or change is a result of Krang terminating the Agreement pursuant to the occurrence of any termination event described below under the heading "Termination by Krang";

         (b) the Krang Board fails to reaffirm its recommendation that Krang shareholders accept the Offer (including, for greater certainty, any failure to reaffirm as permitted pursuant to the provisions under the heading "Acceptance of Superior Acquisition Proposal" described above) upon:

                  (i) written request from time to time by VHI to do so (such reaffirmation to be made within two business days of such written request being made), or

                  (ii) a Take-Over Proposal having been publicly announced or proposed, offered or made prior to the Expiry Time on the Expiry Date (such reaffirmation to be made within five business days of such Take-Over Proposal being publicly announced, proposed, offered or made), unless such failure, modification or change is a result of Krang terminating the Agreement pursuant to the occurrence of any termination event described below under the heading "Termination by Krang";

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         (c)      Krang enters into an agreement (other than a confidential
                  information agreement, substantially similar to the confidentiality and standstill agreement entered into between Krang and VHI, in respect of a Competing Acquisition Proposal) with any person with respect to a Take-Over Proposal prior to the Expiry Time on the Expiry Date (as may be extended);

         (d) another Take-Over Proposal is publicly announced or made and, upon expiry of the Offer: (i) such Take-Over Proposal has not expired or been withdrawn, and (ii) the Minimum Condition has not been satisfied;

         (e) VHI terminates the Agreement in accordance with paragraph (d) under the heading "Termination by VHI" described below; or

         (f) the Minimum Condition is not satisfied, immediately prior to the time when VHI would have been required to first take-up Krang Shares under the Offer if the Minimum Condition was satisfied, as a result of the breach of one or more of the lock-up agreements delivered concurrently with Krang's execution and delivery of the Agreement by any of the persons entering into the lock-up agreements.

         In addition, VHI has agreed to pay to Krang a fee in an amount equal to $6.5 million (the "Offeror Termination Fee") if Krang terminates the Agreement pursuant to paragraph (d) under the heading "Termination by Krang" described below.

         Payment of the Krang Termination Fee or the Offeror Termination Fee (as applicable) is deemed to be satisfaction of the liquidated damages suffered by the applicable party (as genuinely estimated by the parties) for its direct and indirect costs of negotiating with the other, settling the Agreement, proceeding to consummate the transactions contemplated by the Agreement and other losses, and is not considered a penalty.

                  TERMINATION BY VHI

         VHI may terminate the Agreement by providing written notice to Krang at any time prior to the Take-Up-Date and subsequent to the occurrence of any one or more of the following events:

         (a) a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Agreement and such order, decree, ruling or other action has become final and non-appealable, provided that VHI has used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

         (b) any of the conditions to making the Offer are not satisfied or waived prior to the time VHI intends to mail the Offer, or if any of the conditions to the Offer are not satisfied by the Expiry Time on the Expiry Date (as may be extended) or waived by VHI at or prior to the Expiry Time on the Expiry Date (as may be extended);

         (c) VHI has not taken up and paid for Krang Shares deposited under the Offer within the required time period following the Expiry Time on the Expiry Date (as may be extended), unless the absence of such occurrence is due to the failure of VHI to perform its obligations under the Agreement;

         (d) Krang is in breach of any covenant contained in the Agreement or any representation and warranty made by it in the Agreement is inaccurate (the determination of whether a covenant is breached or a representation or warranty is inaccurate being made without reference to a measure of materiality or Material Adverse Effect, as a qualifier, but otherwise subject to the remainder of this clause), such breach or inaccuracy (alone or collectively with all other breaches of Krang's covenants or inaccuracies of Krang's representations and warranties) has had or caused, or may reasonably be expected to cause, a Material Adverse Effect with respect to Krang and the Krang subsidiaries, considered as a whole, and Krang fails to cure such breach or render such representation and warranty accurate within three business days of notice thereof;

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         (e)      the Krang Termination Fee becomes payable; or

         (f) the Offeror Termination Fee becomes payable and has been paid to Krang.

                  TERMINATION BY KRANG

         Krang may terminate the Agreement by providing written notice thereof to VHI at any time prior to the Take-Up Date and subsequent to the occurrence of any one or more of the following events:

         (a) a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission issues an order, decree or ruling or takes any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Agreement and such order, decree, ruling or other action has become final and non-appealable; provided that Krang has used all commercially reasonable efforts to remove such order, decree, ruling or injunction;

         (b) the Offer is not mailed by the time and date for mailing contemplated by the Agreement;

         (c) VHI has not taken up and paid for Krang Shares deposited under the Offer within the earlier of (i) the required time period following the Expiry Time on the Expiry Date (as may be extended), or (ii) 15 days after the Expiry Date (prior to having been extended, if at all);

         (d) VHI is in breach of any covenant contained in the Agreement or any representation and warranty made by it in the Agreement is inaccurate (the determination of whether a covenant is breached or a representation or warranty is inaccurate being made without reference to a measure of materiality or Material Adverse Effect, as a qualifier, but otherwise subject to the remainder of this clause), such breach or inaccuracy (alone or collectively with all other breaches of VHI's covenants or inaccuracies of VHI's representations and warranties) has or causes, or may reasonably be expected to cause, a Material Adverse Effect or a material adverse effect on the holders of Krang Shares (taken as a whole), and VHI fails to cure such breach or render such representation and warranty accurate within three business days of notice thereof;

         (e)      the Offeror Termination Fee becomes payable; or

         (f) the Krang Termination Fee becomes payable and has been paid to VHI.

         LOCK-UP AGREEMENTS

         VHI has also entered into lock-up agreements with securityholders of Krang who hold approximately 90.5% of the issued and outstanding Krang Shares on a diluted basis, pursuant to which such persons have agreed to irrevocably accept the Offer by depositing all of their Krang Shares to the Offer. The lock-up agreements will be terminated in the event that the Agreement is terminated pursuant to its terms and in certain other limited circumstances.

         SOURCE OF FUNDS

         Viking estimates that if it acquires all of the Krang Shares pursuant to the Offer, the total cash amount required under the Offer to purchase the Krang Shares will aggregate approximately $136 million.

         Viking is expected to satisfy such funding requirements and for the repayment of the Krang debt from its undrawn credit facilities.

         DEFINED TERMS

         The following terms used herein have the meanings set forth below:

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         "COMPETING ACQUISITION PROPOSAL" means any inquiry made to Krang or its directors or officers or any proposal made to Krang or its shareholders from any person other than VHI (or any direct or indirect, wholly-owned subsidiary of VHI) that constitutes or may reasonably be expected to lead to: (a) an acquisition of 20% or more of the outstanding Krang Shares, (b) an acquisition of assets of Krang having a value equal to or greater than 20% of the value of all of the assets of Krang (on a consolidated basis, with the value of individual assets being determined from Krang's most recently adopted independent engineering report (where possible)), (c) an amalgamation, arrangement, merger, or consolidation involving Krang or any of the Krang subsidiaries and any person (other than Krang or the Krang subsidiaries), (d) a take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, winding-up, reorganization into a royalty trust or income fund, or other form of similar transaction involving Krang or any of the Krang subsidiaries, or (e) any other transaction, the consummation of which would or could reasonably be expected to materially impede, interfere with, prevent or delay the transactions contemplated by the Agreement or the Offer or which would, or could reasonably be expected to, materially reduce the benefits to VHI under the Agreement or the Offer;

         "EXPIRY TIME" means 3:00 p.m. (Calgary time) on the Expiry Date, 2005;

         "EXPIRY DATE" means July 22, 2005, unless the Offer is extended in which case it means the expiry date for the Offer as extended from time to time in accordance with the Agreement and applicable laws;

         "KRANG BOARD" means the board of directors of Krang;

         "MATERIAL ADVERSE EFFECT" means an effect, resulting from any change, event, occurrence, condition or development that is or would reasonably be expected to be, whether alone or in combination with any other effect, material and adverse to the business prospects, operations, results of operations, assets, capitalization or financial condition of Krang and the Krang subsidiaries, considered as a whole, or VHI and its affiliates, considered as a whole, as applicable, other than in respect of a change, event, occurrence, condition or development: (a) the factual basis for which has been disclosed to Krang or VHI herein or in or as part of the information disclosed to VHI in respect of Krang's business prior to the date of the Agreement, as the case may be; (b) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (c) in general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (d) which arises out of a matter or action taken (other than by VHI) in respect of Krang or the Krang subsidiaries with the approval, consent or authority of VHI. For these purposes, an effect resulting in a change, event, occurrence, condition or development is considered material and adverse only if it might reasonably: (e) give rise to an aggregate remedial cost (including consequential loss and loss of profit) or more than $5,000,000 whether in any individual instance or collectively in any greater number of instances; or (f) where no adequate remedy is reasonably available, result in disturbance in the ordinary conduct of the business of an aggregate cost properly attributable to such disturbance (including, without limitation, consequential loss and loss of profit) of more than $5,000,000;

         "MINIMUM CONDITION" means the condition set forth in the Agreement that at the Expiry Time on the Expiry Date (as may be extended), and at the time VHI first takes up and pays for Krang Shares under the Offer, there have been validly deposited under the Offer and not withdrawn at least the Minimum Required Shares of the outstanding Krang Shares;

         "MINIMUM REQUIRED SHARES" means the minimum number of Krang Shares (on a fully diluted basis) that must be tendered under and not withdrawn from the Offer to satisfy the Minimum Condition, which minimum number (expressed as a percentage) is 90% of the outstanding Krang Shares;

         "SUPERIOR ACQUISITION PROPOSAL" means a BONA FIDE unsolicited written Competing Acquisition Proposal in respect of which the Krang Board has determined (acting reasonably and in good faith): (a) to the extent needed to complete such other Competing Acquisition Proposal, funds or other consideration necessary for the other Competing Acquisition Proposal are or are likely to be available; (b) after consultation with its financial advisor, constitutes a transaction that would be, if consummated in accordance with its terms, superior to the Offer from a financial point of view for Krang shareholders, (c) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the Krang Board, that the taking of action in response to such other Competing Acquisition Proposal is necessary for the Krang

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         Board in discharge of its fiduciary duties under applicable law, and
         (d) could be completed in a reasonable period of time;

         "TAKE-OVER PROPOSAL" means a proposal or offer (other than by VHI), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Krang or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Krang Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Krang, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Krang or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Krang Shares (in all cases other than the transactions contemplated by the Agreement); and

         "TAKE-UP DATE" means the date that VHI has taken-up and paid for at least the Minimum Required Shares pursuant to the Offer and the provisions of the Agreement.


6.       RELIANCE ON SUBSECTION 7.1(2) OR(3) OF NATIONAL INSTRUMENT 51-102:

         Not Applicable

7.       OMITTED INFORMATION:

         Not Applicable

8.       EXECUTIVE OFFICER:

         For further information, please contact Robert Fotheringham, Vice President Finance and Chief Financial Officer of Viking Holdings Inc. at (403) 268-3175.

9.       DATE OF REPORT:

         DATED at Calgary, Alberta the 8th day of July, 2005.